Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-208235

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW BALL SHARES EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS AND THE SCHEME DOCUMENT WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FOR IMMEDIATE RELEASE

30 November 2015

RECOMMENDED CASH AND SHARE OFFER

FOR

REXAM PLC

BY

BALL UK ACQUISITION LIMITED

a wholly-owned subsidiary of

BALL CORPORATION

Announcement of Public Offering of Senior Notes and Regulatory and Synergies Update

On 19 February 2015, the boards of Ball Corporation (“Ball”) and Rexam PLC (“Rexam”) announced the terms of a recommended cash and share offer by Ball UK Acquisition Limited (“Bidco”), a wholly-owned subsidiary of Ball, for the entire issued and to be issued share capital of Rexam (the “Offer”, and the “Offer Announcement”, as applicable).

Capitalised terms not otherwise defined in this announcement have the same meanings as in the Offer Announcement.

Public offering of Senior Notes

Ball has commenced an underwritten public offering of approximately €1.5 billion in aggregate principal amount, consisting of US dollar- and euro-denominated senior notes.  The exact terms and timing of the offering will depend upon market conditions and other factors.

Ball intends to use the net proceeds from the offering, together with borrowings under its credit facilities and cash on hand, to fund the cash portion of the purchase price payable in connection with the consummation of Ball’s acquisition of Rexam.  Pursuant to the terms of Ball’s bridge loan agreement, Ball intends to deposit the net proceeds from the offering into an escrow account, which will reduce the commitments under Ball’s bridge loan agreement by the amount of proceeds so deposited.

Goldman, Sachs & Co.; Deutsche Bank Securities; BofA Merrill Lynch; KeyBanc Capital Markets; Mizuho Securities; and Rabo Securities are acting as joint book-running managers of the offering.

Ball is making the offer under a shelf registration statement previously declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This offering will be made solely by means of a prospectus and prospectus supplement; a preliminary draft of the prospectus supplement can be viewed at the following link:

http://www.rns-pdf.londonstockexchange.com/rns/2881H_-2015-11-29.pdf

Regulatory update

On 20 November 2015, Ball confirmed that the European Commission (the “EC”) was market testing a remedies package based upon divestiture commitments in Europe proposed by Ball. These commitments have been proposed with a view to obtaining EC clearance of the Offer.  As a result of this development, the EC’s review timetable deadline was automatically extended to 22 January 2016.  Ball is also in discussions with the Federal Trade Commission (the “FTC”) in the United States and the Council for Economic Defence in Brazil regarding potential divestitures that will be required to receive regulatory approval for the proposed acquisition in those countries.  At the present time, the aggregate global divestitures under discussion with regulators have estimated aggregate global annual revenue in the range of $2.5 billion, using 2014 foreign currency translation rates and 2014 aluminum input prices. The discussions with the regulators are ongoing and are not finalized. Within this estimated aggregate global annual revenue figure, the aggregate annual revenue of divestitures under discussion for the European Union and the United States in the 12 months ended 31 December 2014 is greater than the figure of $1.58 billion referenced in Condition 2(d) of the Offer Announcement. Ball is currently unable to specify the level of divestitures which may be required in any jurisdiction or combination of jurisdictions (which level could be higher or lower than the aggregate global divestitures revenue range mentioned above). The amount of required divestitures may change and there can be no certainty that Ball will reach satisfactory resolutions with the regulators or that Ball will satisfy, invoke (in accordance with the provisions of the Code) or waive the Pre-condition or any of the Conditions to its offer for Rexam. Accordingly Ball confirms that it has not made any decision whether or not to seek to invoke any such Condition. Ball currently expects to complete the proposed acquisition of Rexam during the first half of 2016, subject to regulatory approvals by the FTC and EC.

Ball is also in discussions with various parties regarding the purchase of the assets under discussion to be divested. These discussions are ongoing and are not finalized. There can be no assurance that buyers satisfactory to Ball and the regulators for the assets to be divested will be found, or as to the price that Ball would receive for these assets, or the terms and conditions on which such divestitures would be consummated, if at all.

Synergies update

In the Offer Announcement, the Ball Responsible Officers stated that they anticipated Ball would be able to achieve net annual cost synergies of approximately $300 million in the 3rd financial year of operations of the Combined Group. The estimated cost savings and synergies arising from the Offer which were contained in the Offer Announcement constituted a Quantified Financial Benefits Statement under Rule 28 of the Code. This statement was reported on by PricewaterhouseCoopers LLP, London, United Kingdom (“PwC UK”), as Ball’s reporting accountant, and Greenhill & Co. International LLP (“Greenhill”) as Ball’s lead financial adviser as required.

Today, Ball will file a preliminary prospectus supplement in the United States with the SEC which updates these estimated cost savings and synergies (together, the “Updated Quantified Financial Benefits Statement”), and PwC UK and Greenhill have issued new reports in respect of the Updated Quantified Financial Benefits Statement. Copies of the reports by PwC UK and Greenhill on the Updated Quantified Financial Benefits Statement are set out in Appendix I of this announcement.

The Ball Responsible Officers, having reviewed and analysed the potential benefits of the Offer, based on their experience of operating in the packaging sector and taking into account the factors Ball can influence, believe that the Combined Group, comprising both Ball and Rexam in their entirety, would be able to achieve net annual cost synergies in excess of US$300 million in the 3rd financial year of operations of the Combined Group.

The principal sources of quantified synergies are as follows:

•      approximately 44 per cent. of the identified synergies are expected to be generated from lower general and administrative expenses

•      approximately 32 per cent. of the identified synergies are expected to be generated from reduced costs due to optimising global sourcing via standardisation and greater purchasing volume for various direct and indirect materials

•      approximately 22 per cent. of the identified synergies are expected to be generated from lower freight, logistics and warehousing costs

•      approximately 2 per cent. of the identified synergies are expected to be generated from sharing best practices across the Combined Group to lower production costs and optimising the expanded production capabilities of the Combined Group

In addition to these quantified synergies, the Ball Responsible Officers believe that significant further value can be created through additional opportunities, including:

•      revenue opportunities arising as a result of (i) the creation of a combined business with a global footprint that more closely matches the footprint of its customers and their needs for innovative products; and (ii) the Combined Group’s ability to provide a better, more cost-effective service to its customers

•      balance sheet improvements through improved working capital, including better inventory management as a result of the larger plant network.

It is envisaged that the realisation of the identified synergies will result in non-recurring integration costs of approximately US$300 million over the first three years. It is anticipated that the integration costs will have been incurred by the end of the 3rd financial year of operations of the Combined Group.

Aside from the integration costs, no material dis-synergies are expected in connection with the Offer. The expected synergies will accrue as a direct result of the success of the Offer and would not be achieved on a standalone basis.

Further information on the bases of belief supporting the Updated Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below:

Bases of Belief

Initial discussions were held between senior finance and strategy personnel from Ball and Rexam in January 2015 for the purposes of allowing Ball to quantify initial estimates of potential synergies and associated costs relating to the Offer. Both Ball and Rexam shared certain information to facilitate Ball’s analysis and evaluation of the potential synergies available as a result of the Offer. In circumstances where data was limited for commercial or other reasons, estimates and assumptions were made to aid the development of individual synergy initiatives. Where appropriate, assumptions were used to estimate the costs of implementing the new structures, systems and processes required to realise the synergies.

Ball established a framework to refine these estimates through diligence discussions. Ball engaged with the relevant functional heads and other personnel at Ball and Rexam to provide input into the development process so it could assess and reach a conclusion on the nature and quantum of the identified synergy initiatives.

The cost bases used as the basis for the quantification exercise are 12 months actual cost base to December 2014.

The exchange rate used to convert between USD and GBP is 1.524. The exchange rate used to convert between USD and EUR is 1.131.

Notes

1.             The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Updated Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that Ball’s earnings in the first full year following the Offer, or in any subsequent period, would necessarily match or be greater than or be less than those of Ball and/or Rexam for the relevant preceding financial period or any other period.

2.             Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

3.             In arriving at the Updated Quantified Financial Benefits Statement, the Ball Responsible Officers have assumed that:

a.             there will be no significant impact on the underlying operations of either business; and

b.            there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

c.             there will be no material change in exchange rates.

Information on Ball

Ball supplies innovative, sustainable packaging solutions for beverage, food and household products customers, as well as aerospace and other technologies and services primarily for the U.S. government. Ball and its subsidiaries employ 14,500 people worldwide and reported 2014 sales of $8.6 billion. For more information, visit www.ball.com.

Enquiries

Ball and Bidco

John Hayes, Chairman, President and Chief Executive Officer	+1 (303) 469 3131

Scott Morrison, Senior Vice President and Chief Financial Officer

Bob Tettero, Vice President, Corporate Planning and Development

Ann Scott, Vice President, Investor Relations

Greenhill (Lead financial adviser to Ball)

David Wyles	+44 (0) 20 7198 7400

Pieter-Jan Bouten

Glenn Tilles	+1 (312) 846 5000

Douglas Jackson

Further Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for, or any invitation to purchase or subscribe for, or the solicitation of an offer to purchase or otherwise subscribe for any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise nor shall there be any sale, issuance or transfer of securities of Ball or Rexam in any jurisdiction in contravention of applicable laws. The Offer will be made solely pursuant to the Scheme Document (or in the event that the Offer is to be implemented by means of a Takeover Offer, the Offer Document) which will contain the full terms and conditions of the Offer, including details of how to vote in respect of the Offer. Any vote or response in relation to the Offer should be made solely on the basis of the Scheme Document (or Offer Document, as the case may be).

This announcement does not constitute a prospectus or prospectus equivalent document.

Ball reserves the right to elect in accordance with the Co-operation Agreement (summarised at Section 11 of the Offer Announcement), with the consent of the Panel (where necessary), to implement the Offer by way of a Takeover Offer. In such event, the Takeover Offer will be implemented on substantially the same terms, subject to appropriate amendments, as those which would apply to the Scheme.

Information relating to Rexam Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Rexam Shareholders, persons with information rights and other relevant persons for the receipt of communications from Rexam may be provided to Ball during the Offer Period as required under Section 4 of Appendix 4 of the Code.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or who are subject to the laws of another jurisdiction to vote their Rexam Ordinary Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside England.

Copies of this announcement and any formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the Offer.

If the Offer is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Rexam Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to U.S. investors in Rexam

The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under Part 26 of the Companies Act. The Offer, implemented by way of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act of 1934, as amended. Accordingly, the Offer is subject to the disclosure requirements and practices applicable to a scheme of arrangement involving a target company in England listed on the London Stock Exchange, which differ from the disclosure requirements of United States tender offer and proxy solicitation rules. If, in the future, Ball exercises its right to implement the Offer by way of a Takeover Offer and determines to extend the Takeover Offer into the United States, the Offer will be made in compliance with applicable United States laws and regulations.

The New Ball Shares to be issued pursuant to the Offer have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The New Ball Shares to be issued pursuant to the Offer will be issued pursuant to the exemption from registration provided by Section 3(a)(10) under the Securities Act. If, in the future, Ball exercises its right to implement the Offer by way of a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of New Ball Shares. In this event, Rexam Shareholders and holders of Rexam ADRs are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to Ball’s contact for enquiries identified above.

Neither the SEC nor any U.S. state securities commission has approved or disapproved of the New Ball Shares to be issued in connection with the Offer, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Rexam is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Rexam or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Rexam or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Cautionary note regarding forward-looking statements

This release contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the SEC, including Exhibit 99 in Ball’s Form 10-K, which are available on Ball’s website and at www.sec.gov. Factors that might affect: a) Ball’s packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) Ball’s aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) Ball as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in Ball’s containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Ball’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting Ball’s debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC acquisition or the proposed Latapack-Ball acquisition, the effect of the announcement of the acquisition on Ball’s business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the lapse of Ball’s proposed offer for Rexam PLC in respect of the acquisition or the definitive agreements in respect of the Latapack-Ball acquisition; the outcome of any legal proceedings that may be instituted against us; and the failure to satisfy conditions to completion of the acquisition of Rexam PLC or the remaining interests in Latapack-Ball, including the receipt of all required regulatory approvals.

No Profit Forecast

No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Ball Share or Rexam Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ball Share or Rexam Share.

Quantified Financial Benefits

No statement in this announcement should be construed or interpreted to mean that the Combined Group’s earnings in the first full year following the effective date of the Scheme, or in any subsequent period, would necessarily match or be greater than or be less than those of Ball and/or Rexam for the relevant preceding financial period or any other period.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day (as defined in the Code) following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day (as defined in the Code) following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day (as defined in the Code) following the date of the relevant dealing.

Disclosures are therefore required in the shares of Ball and Rexam.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website

A copy of this announcement and the documents required to be published pursuant to Rule 26.1 and Rule 26.2 of the Code will be available free of charge, subject to certain restrictions relating to persons resident in or subject to Restricted Jurisdictions, on Ball’s website at www.ball.com by no later than noon (London time) on the day following this announcement. For the avoidance of doubt, neither the content of this website nor the content of any website accessible from hyperlinks on this website (or any other websites referred to in this announcement) are incorporated into, or form part of, this announcement.

Requesting hard copy documents

In accordance with Rule 30.2 of the Code, a person so entitled may request a copy of this announcement (and any information incorporated into it by reference to another source) in hard copy form. A person may also request that all future documents, announcements and information sent to that person in relation to the Offer should be in hard copy form. For persons who have received a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement will not be sent unless so requested from either Ball by contacting Greenhill on +44 (0) 20 7198 7400.

Offering disclaimer

Ball has filed a registration statement (including a prospectus dated November 27, 2015) and will file a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Ball has filed with the SEC for more complete information about Ball and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Ball, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526.  No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

APPENDIX 1

UPDATED SYNERGIES REPORTS

PART A – REPORT OF PRICEWATERHOUSECOOPERS LLP

Ball Responsible Officers

Ball Corporation

10 Long Peak Drive

Broomfield

Colorado 80021

United States

Greenhill & Co. International LLP (the “Lead Financial Adviser”)

Lansdowne House

57 Berkeley Square

London

W1J 6ER

30 November 2015

Recommended acquisition of Rexam PLC by Ball Corporation pursuant to a scheme of arrangement

We report on the statement (the “Statement”) by the Ball Responsible Officers set out in the section titled: “Synergies update” of the RNS Announcement dated 30 November 2015 (the “Announcement”) to the effect that:

“The Ball Responsible Officers, having reviewed and analysed the potential benefits of the Offer, based on their experience of operating in the packaging sector and taking into account the factors Ball can influence, believe that the Combined Group, comprising both Ball and Rexam in their entirety, will be able to achieve net annual cost synergies in excess of US$300 million in the 3rd financial year of operations of the Combined Group.”

This Statement has been made in the context of disclosure in the Announcement setting out the bases of belief of the Ball Responsible Officers supporting the Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Rule 28.1(a)(i) of the City Code on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibility

It is the responsibility of the Ball Responsible Officers to make the Statement in accordance with the City Code.

It is our responsibility to form our opinion as required by Rule 28.1(a)(i) of the City Code, as to whether the Statement has been properly compiled on the basis stated.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed or to the shareholders of Ball Corporation as a result of the inclusion of this report in the Announcement, and for any responsibility arising under Rule 28.1(a)(i) of the City Code to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.3(b) of the City Code, consenting to its inclusion in the Announcement.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

We have discussed the Statement together with the relevant bases of belief (including sources of information and assumptions) with the Ball Responsible Officers and with Ball Corporation’s Lead Financial Adviser. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

Since the Statement and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Statement and the differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, on the basis of the foregoing, the Statement has been properly compiled on the basis stated.

Yours faithfully,

PricewaterhouseCoopers LLP

PART B – REPORT OF GREENHILL & CO. INTERNATIONAL LLP

30 November 2015

The Ball Responsible Officers

Ball Corporation

10 Long Peak Drive

Broomfield

Colorado 80021

United States

Recommended acquisition of Rexam by Ball pursuant to a scheme of arrangement

We report on the statement regarding synergies (the “Statement”) made by Ball and set out in this announcement dated 30 November 2015 (the “Announcement”) for which Ball is solely responsible under Rule 28.1(a)(i) of the City Code on Takeovers and Mergers (the “City Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein) with those officers and employees of Ball who developed the underlying plans. The Statement is subject to uncertainty as described in this announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by or on behalf of the Company, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any view as to the achievability of the merger benefits identified by Ball.

We have also reviewed the work carried out by PricewaterhouseCoopers and have discussed with them the opinion set out in Appendix I Part A of the Announcement.

This letter is provided to you solely in connection with Ball’s potential acquisition of Rexam and for no other purpose. We accept no responsibility to any person other than Ball in respect of the contents of this letter; no person other than the Ball Responsible Officers can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its contents or the work undertaken in connection with this letter or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which Ball is solely responsible, has been prepared with due care and consideration.

Yours faithfully,

Greenhill & Co. International LLP